Mail Stop 4561

December 11, 2008

Sundaresan Raja
Principal Executive Officer
Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, Maryland 20850-3322

> **Re:** **Airbee Wireless, Inc.**
> **Forms 10-Q/A**
> **Filed on November 19, 2008**
> **Form 10-Q**
> **Filed on November 19, 2008**
> **Form 8-K/A**
> **Filed on March 10, 2008**
> **File No. 000-50918**

Dear Mr. Raja:

We have reviewed your response letter dated October 31, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 15, 2008.

Forms 10-Q/A for the quarterly periods ended March 31, 2008 and June 30, 2008

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 15. Restatements, page 20

1.   We note that in response to prior comments No. 2 and 3, you have amended your quarterly filings for the periods ended March 31, 2008 and June 30, 2008. Tell us your consideration of providing all of the disclosures required by paragraph 26 of SFAS 154. In this respect, your disclosures do not disclose the effect of the

restatement on each balance sheet line item. In addition, tell us your consideration of providing disclosures that show the effect of your restatements in a format similar to that in paragraph A7 of SFAS 154.

2.   We note your response to prior comment No. 5 that indicates you propose adding additional disclosures to discuss the cumulative impact of the restatements. Explain why you have not disclosed the cumulative impact of the restatement for the six months ended June 30, 2007. In this respect, your disclosures only appear to show the impact of the restatement on the three month period ended June 30, 2007. Your disclosures also do not describe the cumulative impact of the restatements relating to the write-off of intangible assets and any related amortization expense during the quarter ended June 30, 2008.

Form 10-Q for the quarterly period ended September 30, 2008

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Stock-based compensation, page 46

3.   We note that you continue to disclose a "pro forma" table required by SFAS 148. Since each reporting period included in your financial statements presents results subsequent to the adoption of SFAS 123(R), this table is no longer required. This comment also applies to a similar table included in Note 9 Stockholders Equity.

Note 10. Debt, page 12

4.   We note that you entered into a Note and Settlement Agreement with the Zimmers on April 15, 2008. Please further clarify the nature of this transaction and cite the accounting guidance that you relied upon in deciding to record $1.4 million of penalties returned and forgiveness of debt as other income in your condensed consolidated statements of operations.

Note 13. Fair Value Measurements, page 17

5.   Tell us the type of liabilities that are subjected to the fair value measurements being displayed in the table. Disclose, in future filings, the type of input assumptions utilized to measure fair value.

Note 15. Restatements, page 18

6.   Please explain why your disclosures do not discuss the impact of the restatement for the quarter ended September 30, 2007.

Form 8-K/A filed on March 10, 2008

7.   We note your response to prior comment No. 6 that indicates you believe it is appropriate to account for the debit side of this transaction as a prepaid consulting contra-equity account in your balance sheet. Explain your consideration of paragraph 13 of EITF 00-18, which indicates that an asset acquired in exchange for the issuance of fully vested, non-forfeitable equity instruments should not be displayed as contra-equity by the grantor of the equity instruments.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief